Shareholders of Aspen Bancshares, Inc.
April 18, 1997
Page 1


                                  EXHIBIT 99.1


                               [ASPEN LETTERHEAD]







                                April 18, 1997



Shareholders of Aspen Bancshares, Inc.


Dear Shareholder:

         A Special Meeting of the Shareholders of Aspen Bancshares, Inc. ("Aspen") has been called for 9:00 a.m., Colorado Time, on May 16, 1997, at Pitkin County Bank and Trust Co., 534 East Hyman Avenue, Aspen, Colorado.

         The purpose of the Special Meeting is to consider and act upon an Agreement and Plan of Reorganization (the "Plan of Reorganization") between Aspen and Zions Bancorporation ("Zions"). If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of Aspen into Zions, with Zions being the surviving corporation.

         Upon consummation of the Plan of Reorganization, each holder of Aspen's Common Stock will, upon surrender of the shareholder's stock certificate, be entitled to receive in exchange for each share held as of the effective date of the Plan of Reorganization, that number of shares of Zions Common Stock calculated by dividing the Purchase Price (as defined in the Plan of Reorganization) of $73,000,000 plus certain accretions by the Average Closing Price of Zions Common Stock (as defined in and made subject to certain upper and lower thresholds by the Plan of Reorganization) and by further dividing the number so reached by the sum of the number of shares of Aspen Common Stock issued and outstanding as of the effective date of the merger and the option equivalent number (as defined). No fractional shares of Zions Common Stock will be issued. Instead, cash in an amount equal to the fractional part of a share multiplied by the average closing price of Zions Common Stock (as determined under the Plan of Reorganization) will be paid to Aspen shareholders.

         On April 10, 1997, the closing price of Zions Common Stock was $115 3/8 per share and Aspen had issued and outstanding 3,720,780 shares of its Common Stock. The Daily Sales Price (as defined in the Plan of Reorganization) has been in excess of the $93.00 ceiling to the Average Closing Price established in the Plan of Reorganization since November 20, 1996. The Plan of Reorganization provides a mechanism under such circumstances whereby the parties might act sequentially to cause the Average Closing Price to be in excess of $93.00, despite the $93.00 ceiling, which would reduce the number of shares of Zions Common Stock to be issued to holders of Aspen Common Stock. In accordance with the Plan of Reorganization, the Average Closing Price can be higher than $93.00, and as a result the fraction of a share of Zions Common Stock to be received for each


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Shareholders of Aspen Bancshares, Inc.
April 18, 1997
Page 2



share of Aspen Common Stock will be smaller, in the event that Zions is entitled to and determines to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Aspen exercises the Company Election (or, in the reverse situation, lower than the $83.00 floor if Aspen is entitled to and determines to provide notice to Zions of the intention of Aspen to terminate the Plan of Reorganization by reason of the price decline of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Zions exercises the Zions Election). See "Summary -- Certain Definitions -- Company Election" and "-- Zions Election" and "Plan of Reorganization -- Authorized Termination and Damages for Breach."

         On April 10, 1997, the appreciation in the price of Zions Common Stock since November 19, 1996 has exceeded that of the KBW 50 Index (as defined in the Plan of Reorganization) by more than 15 percentage points. If during the Pricing Period (as defined in the Plan of Reorganization) the average of the Daily Sales Prices of Zions Common Stock is higher than $93.00 and the appreciation in the price of Zions Common Stock since November 19, 1996 exceeds that of the KBW 50 Index by more than 15 percentage points, these factors would enable Zions to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization and, hence, enable Aspen to exercise the Company Election. Assuming that Zions was entitled to and determined to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of these price appreciation factors having met the criteria set forth in the Plan of Reorganization, and thereafter Aspen exercised the Company Election, if the Reorganization had been consummated as of April 10, 1997, the Average Closing Price after exercise of the Company Election would have been $100.64. The parties have assumed for the purpose of the calculation that follows that the Average Closing Price was equal to the closing price of Zions on the NASDAQ-NMS on April 10, 1997. Assuming that the Purchase Price equalled $73,968,000 on April 10, 1997, shareholders of Aspen under such circumstances would have received .190232 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $21.95 per share.

         Since there can be no assurance that Zions will provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization, even if it is entitled to do so, and that Aspen upon receipt of any such notice will exercise the Company Election, in each case if permitted by the Plan of Reorganization, it is possible under such circumstances that the Average Closing Price could be $93.00. Assuming under such circumstances that the Purchase Price equalled $73,968,000 on April 10, 1997, the Reorganization had been consummated as of that date, and the Average Closing Price of Zions Common Stock had been $93.00, shareholders of Aspen would have received .205859 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $23.75 per share.

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share stock distribution may change before the Reorganization. See "Plan of Reorganization." Aspen shareholders are encouraged to obtain current market quotations for Zions Common Stock and Aspen Common Stock and to consider the interplay between the quotations and the definitions of


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Shareholders of Aspen Bancshares, Inc.
April 18, 1997
Page 3



"Average Closing Price," "Company Election," and "Zions Election." See "Certain Definitions" above. No assurance can be given as to the market price of Zions Common Stock or Aspen Common Stock at, or in the case of Zions Common Stock after, the Effective Date.

         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning Aspen, Zions, and the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for you to make a decision about how to vote at the Special Meeting. Please read it carefully.

         The affirmative vote of a majority of the issued and outstanding shares of Aspen is required for approval of the Plan of Reorganization. Therefore, it is important that you vote. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Any shareholder may attend the Special Meeting and vote in person if he or she desires.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies which approvals have been received and to certain other conditions, including the maintenance of Aspen's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in second quarter of 1997.

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of Aspen, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that you vote to approve the Plan of Reorganization.

         If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your Aspen stock certificate for Zions Common Stock. Please do not send your certificates to Aspen prior to receiving these instructions.

                                   Sincerely,


                                   /s/ Charles B. Israel
                                   -------------------------------------
                                   Charles B. Israel
                                   President and Chief Executive Officer